Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: September 11, 2014

Paul Jason, PGRI: What is the overriding rationale for the merger with IGT?

Jaymin Patel: Bringing GTECH and IGT together produces the largest best-in-class supplier of products and technology in the industry. That translates into enhanced value to our customers who operate and deliver the games, and to the consumers who play the games.

Government lotteries and gaming operators are GTECH’s primary customers. In some jurisdictions, such as New York, that also includes VLT operations. In others, it includes both VLTs and Interactive. GTECH has been building its portfolio of products and services  with the goal of helping our customers evolve with the marketplace.

IGT’s customers include both casinos and consumers for online social gaming. The combination of GTECH and IGT encompasses a spectrum that covers virtually every gaming category . We will create the world’s leading end-to-end gaming company, with significant positions across all segments. This tremendous scale and global reach allow us to leverage the best, most experienced talent in the industry, and apply it to creating, marketing, and delivering games to the consumer. It also gives us direct access to the data that helps guide our understanding of consumer behavior, trend-lines, and the dynamics of the marketplace and retail operations, and informs the process of creating and delivering games of chance.

We expect to generate  operational synergies and efficiencies through the IGT merger. That is important because it will further enhance our ability to focus more resources where they add value to our customers’ business. In the end, this is all about delivering maximum value and support to our customers.

There seems to be little overlap, not just in the product mix (IGT’s strength being in casino games and GTECH’s strengths being in all things Lottery). The product mix also falls into different industry segments, with IGT’s strength being in the casino sector and GTECH’s being in government-gaming sector.

J. Patel: True. There are some interesting geographical synergies as well. Both IGT and GTECH have a global footprint, but IGT’s penetration is deeper in some parts of the world, like Asia. The complementarity between our assets is quite compelling — even in Interactive, where we are both strong. GTECH has a portfolio of Interactive contracts, including customer-facing B2C operations, but IGT’s success with DoubleDown’s free-play entertainment games is like nothing else in the industry.

DoubleDown is one of the jewels in the IGT portfolio of assets.

J. Patel: DoubleDown Interactive is a wholly owned subsidiary of IGT. DoubleDown’s game development talent and understanding of players are deep. It is rapidly growing and a market leader in a space where we know we need to be — free-play social gaming. DoubleDown positions us to provide a pathway for lottery operators who are not in the iGaming space but want to offer Interactive free-play or to deliver an augmented iLottery player experience. Free-play online games will prove to be a vital part of the portfolio of consumer-engagement strategies for many traditional lottery operators. In fact, we would submit that lottery operators will benefit by building an online gaming connection with their players. DoubleDown’s expertise in monetizing “freemium” players (getting people to buy virtual currency) can help make that happen.

GTECH already has a robust portfolio of Interactive gaming products and services that we provide to operators all around the world, including the U.S. We just acquired Probability, an  innovative UK-based developer of mobile games, both casual social games and money games. By combining the mobile expertise of Probability, the social gaming expertise of DoubleDown, and GTECH’s global offerings, we now have a diverse range of product expertise in the Interactive space.

IGT has done a very good job of converting its casino content into social games. Just as IGT casino customers benefit by its acquisition of DoubleDown, so too do GTECH’s customers benefit by our merger with IGT. For instance, lottery operators have created players’ clubs, loyalty programs, and second-chance draws to great effect. DoubleDown’s resources have the potential to take these initiatives to a whole new level.

Of course, it is the lottery operator who understands what works best in their market. We respect that fact and are pleased to work in concert with our customers to bring to bear our resources in whatever ways the operator deems best or appropriate.

GTECH can deliver many different products and pathways to appeal to new demographics while staying within the regulatory constraints. Integrating the experience and know-how of the leaders of the two largest gaming sectors will provide the fertile foundation for doing just that. Staying aligned with our customers will always be our first priority, and the key to our success.

I would think there will be tremendous synergies from the merger.

J. Patel: The real benefit is the enhanced player experience. Customers who operate in multiple channels will benefit from having an easy pathway to deliver a player experience that appeals to the modern consumer, who wants to migrate from retailer to gaming machines on the casino floor, to self-service or VLT console, to home computer, smartphone, or other Interactive devices. Convergence may not seem to be happening in all jurisdictions right now, but we think that is the direction in which the world of recreational gaming is headed. The merger of IGT’s strength in the casino space and GTECH’s strength in the government-gaming space creates synergies that will benefit all of our customers, including lottery operators.

Won’t the cross-pollinating of resources and market intelligence across all the different gaming categories drive faster innovation and more forward-looking game development?

J. Patel: That’s the plan. I can tell you that we see tremendous growth potential in government-gaming and traditional lottery. The challenge is that the markets are changing rapidly all around the world. That is a positive thing for those who are positioned to evolve with the consumer. Traditional state lotteries have a monopoly and so have not always thought in terms of “competitive landscape.” But even traditional lotteries need to take a strategic approach toward engaging the casual social-gaming market, toward game development and distribution that retains their customer base, and toward capturing the attention of the consumer who is participating in a variety of gaming categories.

How does diversification enhance your ability to support and drive performance in the traditional lotteries that do not anticipate expanding into new game categories and distribution channels?

J. Patel: Integrating capabilities from all game categories provides operational efficiencies, cross-pollinates game development, and opens other avenues for innovation.

For example: In order to appeal to the young adult player, lotteries understand the need to evolve to games that appeal to the consumer who was raised with visually exciting computer games that provide a multi-player and/or a social gaming context. The casino industry has been struggling with the same challenge. Traditional slot machines are not attracting the younger adult in the same numbers as they did a generation ago. The solutions that help IGT solve this challenge for its casino operators will inform the problem-solving process for lottery, and vice-versa.

DoubleDown has an active player base of millions who are playing non-money social and casino-style games. It is a model that is not entirely different from Zynga-style games, only they are game styles that are more closely linked to games of chance. This is called a “freemium” model, in which players can pay for an enhanced player experience, or they can choose to play without wagering or paying for anything.

What about lottery operators who might ask why it is relevant to them that you provide products and services for market segments that they never expect to be involved in?

J. Patel: Two things about that. First, the world is changing, and we want to be in a position to support our customers as the demands on their businesses change and as opportunities arise for them to expand and grow into new games and channels. Government-gaming operators are already expanding into new products, channels, and market segments, and we expect that trend to continue, or even accelerate. Our diverse product offering supports that growth in the way that best fits the objectives and constraints of our customers.

Second, the distinction between products, services, and market segments is narrowing. Consumers are migrating from one gaming category to another, and operators are adapting to this trend.

Insights into the behavior of players in all gaming categories inform our understanding of games in each individual category.. Our global footprint as both supplier and operator gives us important insights into what works and what doesn’t work, what new innovations are creating positive impact, and what innovations may not be ready for primetime. The business of land-based retail is changing, for instance, and we are keen on capturing and analyzing the results so that we can share that with our customers.

With IGT’s input, consumer behavior in the broader space that includes casino-style gaming will provide additional context for a database of information to better understand this behavior and how we can adapt our products and solutions to enable our customers to grow their business in each sector, including traditional lottery. The operator is free to use and apply this knowledge as they see fit, integrating it with their own understanding of their own markets and their own gaming and social culture.

There is also tremendous synergy between the understanding of mathematics and game logic in the lottery and casino worlds. Marrying the resources and experience of GTECH and IGT should be a catalyst for some exciting and innovative ideas in game development. GTECH’s traditional strengths in technology, operational excellence, and customer service will now be augmented by the deepest bench in creative game development and innovation.

How can your assets/skill-sets in the lottery sector be applied to enhance value to the IGT casino side of the business?

J. Patel: Delivering a good consumer experience ultimately comes down to understanding consumer behavior. Lottery must appeal on many different levels to attract consumer attention. That has given lottery a unique perspective on consumer behavior. The business of marketing lottery games is quite different from casino games, and the casino player is obviously different from the lottery player. But that doesn’t mean that the insights gained by experience in the lottery world could not be applied with positive effect to the casino industry. There is an overlap in so many of these areas of gaming.

Interactive has been a big topic for years. But the lottery business all around the world is still driven by land-based retail, especially in the U.S. GTECH has been a leader and innovator in the realm of Retail Optimization. How will that be affected by the merger?

J. Patel: We have more in the pipeline now than ever. We have embarked on a major project to structurally evaluate how to meet the needs, on a practical and actionable level, of multi-store chains, both large chains and medium-size chains.

We are confident that the U.S. lottery industry can more than double over a five year period if we focus on growth. Our analyses tell us that one-third of that growth should come from retail expansion. It’s not going to come exclusively from expanding the small independent convenience stores, because that channel is too fragmented. It must come from the chains as well.

I think that lotteries and their vendors already do a good job with the independents and small chain operations. We are now looking at ways to make our reporting, auditing, inventory management, and overall operational systems work for the large chains, and for new land-based channels as well. The business model that you need to drive sales in chains is different from the business model for convenience stores, and we simply must adapt to that. We are investing significant resources toward the goal of helping lotteries make that adaptation. We are here to share our ideas and innovations with our customers.

Combining our resources with the lottery operator’s understanding of their own marketplace is what will drive performance and position our customers for long-term success.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED

TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030